UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	LATAM Airlines Group S.A.

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	LATAM Airlines Group S.A.

	Form type:	CB

	File Number (if known):	001-14728

	Filed by:	LATAM Airlines Group S.A.

	Date filed (if filed concurrently, so indicate):	November 14, 2013 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Chile and has its principal place of business at Presidente Riesco 5711, 20th Floor Las Condes Santiago, Chile Tel.: 56-2-565-3700

E.	The Filer designates and appoints Kaplan, Massamillo & Andrews, LLC (the “Agent”), located at: 70 East 55th Street, 25th Floor New York, New York, 10022 +1 212-922-0450

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the rights offering or qualified by the Filer on Form CB on November 14, 2013, as such form may be amended from time to time after the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Filer’s Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile, this 14th day of November, 2013.

LATAM Airlines Group S.A.

By:	/s/ Andrés Osorio Hermansen
	Name:	Andrés Osorio Hermansen
	Title:	Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

Kaplan, Massamillo & Andrews, LLC as agent for service of process for LATAM Airlines Group S.A.

By:	/s/ Eugene Massamillo
	Name:	Eugene Massamillo
	Title:	Partner
	Date:	November 14, 2013